FOREST ROAD SECURITIES BD, LLC
Statement of Financial Condition
December 31, 2025

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67993

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FOREST ROAD SECURITES BD, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1925 CENTURY PARK EAST,SUITE 250
(No. and Street)

LOS ANGELES	CA	90067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark T Manzo	(201) 519-1905	mmanzo@moppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates
(Name – if individual, state last, first, and middle name)

11 Broadway	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy Tarica _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FOREST ROAD SECURITIES BD, LLC _____, as of December _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Form X-17A-5 Part III Public revised 2026_0324

Final Audit Report   2026-03-27

Created:	2026-03-27
By:	Laura Cutter (laura.cutter@acfib.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAa6pdAq-yPjr9qmfrgNXTpYhPsa3xraF-

"Form X-17A-5 Part III Public revised 2026_0324" History

📄 Document created by Laura Cutter (laura.cutter@acfib.com)
2026-03-27 - 5:05:52 PM GMT

📧 Document emailed to Jeremy Tarica (jeremy@forestroadco.com) for signature
2026-03-27 - 5:05:57 PM GMT

📄 Email viewed by Jeremy Tarica (jeremy@forestroadco.com)
2026-03-27 - 5:06:18 PM GMT

✒️ Document e-signed by Jeremy Tarica (jeremy@forestroadco.com)
Signature Date: 2026-03-27 - 5:06:35 PM GMT - Time Source: server

✅ Agreement completed.
2026-03-27 - 5:06:35 PM GMT

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Forest Road Securities BD, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forest Road Securities BD, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Forest Road Securities BD, LLC's auditor since 2013.

New York, NY

March 27, 2026

FOREST ROAD SECURITIES BD, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash		$	89,945
Due from affiliate			257
Other assets			2,990
	Total Assets	**$**	**93,192**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses		$	14,198
Due to affiliate			608
	Total Liabilities		14,806

Member's Equity

Member's equity			78,386
	Total Member's Equity		78,386
	Total Liabilities and Member's Equity	**$**	**93,192**

1. ORGANIZATION AND NATURE OF BUSINESS

Forest Road Securities BD, LLC (the "Company"), previously known as About Corporate Finance Corporation is a broker-dealer and as such is registered with Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company transacts business in private placements of securities and provides Mergers and Acquisitions advisory services.

The Company does not claim an exemption under Paragraph (k) of SEC Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release No. 34-70073. The Company does not hold or carry customer funds or securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Advisory Fees:

The Company recognizes revenue from private placement advisory fees upon completion of the private placement offering and M & A transactions over the life of the underlying agreement.

The Company's advisory revenues include a retainer fee and success fee earned in connection with advising companies in mergers and acquisitions. Success fees for advisory arrangements are generally recognized at the point in time that performance under the arrangement is completed, such as the closing date of the transactions. The periodic retainer fee for advisory arrangement is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

During the year, all advisory income earned was related to retainer fees. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Reimbursed expenses:

Revenue from reimbursed expenses is recognized when the related performance obligations are satisfied.

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company has no contract assets or liabilities at January 1, 2025 and December 31, 2025.

Significant Judgements

Revenue from contracts with customers includes placement advisory fees from mergers and acquisitions. The recognition and measurement of revenue is based on the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment Reporting (Continued)

assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Cash and Cash Equivalents

For the purposes of balance sheet classification and statement of cash flows presentation, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company currently maintains a cash balance at a bank that is insured by the Federal Deposit Insurance Corporation. At times the cash balance may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not incurred such a loss in the past.

Accounting for Credit Losses

In June 2016, The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ('ASU") 2016-13, Financial Instruments Credit Losses (Topic326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, If any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities.

The Company evaluates the collectability of accounts receivable by considering factors such as historical experience, credit quality, age of balances, and current and future economics conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses.

FOREST ROAD SECURITIES BD, LLC
Notes to Statement of Financial Condition
December 31, 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting for Credit Losses (Continued)

At December 31, 2025, the Company had no outstanding accounts receivable; therefore, no allowance for credit losses was required under ASC 326.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes.

Accordingly, the Company's income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placement of securities and M&A advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities, using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenues from two external customers in 2025.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not

3. NET CAPITAL REQUIREMENTS (CONTINUED)

exceed 15 to 1 and equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $75,139 which was $70,139 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .20 to 1.

4. RELATED PARTY TRANSACTIONS

The Company maintains a management and Expense Sharing Agreement with its affiliate, ACF USA, LLC. Based on the agreement, ACF USA, LLC directly pays for certain operating expenses incurred by the Company. These shared expenses include rent, IT, and telephone expenses and other operating expenses.

In the year 2025, the Company recorded approximately $68,282 expenses paid by ACF USA, LLC. As of December 31, 2025, the Company had a payable of $608 due to ACF USA, LLC for its share of the common expenses paid on the Company's behalf.

The Company maintains an expense sharing agreement with About Corporate Finance Ltd whereby a portion of accounting expense, is allocated to the Company. During 2025, the Company recorded approximately $16,892 expenses allocated pursuant to the expense sharing agreement.

At December 31, 2025, the Company had a receivable from About Corporate Finance Ltd of $257.

5. CONCENTRATION

In the year 2025, one customer accounted for approximately 80% of the Company's revenue for the year.

The Company's cash is held at one financial institution.

6. GOING CONCERN

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its member, there is substantial doubt about the Company's ability to continue

6. GOING CONCERN (CONTINUED)

as a going concern. The Management has committed to contribute additional capital as needed to support the Company's continuing operations.

7. COMMITMENTS AND CONTINGENCIES

At December 31, 2025, the Company did not have any commitments, contingencies or guarantees that might result in a loss or future obligation that would have required the Company to include such liability/obligation in its 2025 Annual Report.

8. SUBSEQUENT EVENTS

 The Company has evaluated events or transactions occurred between the end of the fiscal year, December 31, 2025, and through when the statement of financial condition was issued. There are no subsequent events requiring adjustments to or disclosure in the statement of financial conditon.